EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2014

TOKYO, May 15, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its full year ("FY2013") and 4th quarter ("4Q13") consolidated financial results for the fiscal year ended March 31, 2014 (from April 1, 2013 to March 31, 2014).1

Highlights of Financial Results for FY2013

Revenues	JPY114,272 million (up 7.6% YoY)
Operating Income	JPY5,723 million (down 26.2% YoY)
Net Income attributable to IIJ	JPY4,442 million (down 16.2% YoY)

Financial Targets for FY2014
Revenues	JPY123,000 million (up 7.6% YoY)
Operating Income	JPY7,200 million (up 25.8% YoY)
Net Income attributable to IIJ	JPY4,500 million (up 1.3% YoY)
Annual Cash Dividend	JPY22.00 per share

Overview of FY2013 Financial Results and Business Outlook

"Our business bases have been largely strengthened with several unconventional transactions in FY2013, while income results were weak mainly due to certain large customers' revenues leveling off as we reported in 3Q earnings. We've pursued some progressive large-scale projects by leveraging our cloud facilities and services, MVNO (Mobile Virtual Network Operator) infrastructure and system integration features. We strongly believe these projects should surely contribute to our continuous revenue and income growth for the coming few years," said Koichi Suzuki, Founder and CEO of IIJ.

"Our cloud services "IIJ GIO" continued to grow in revenue, the number of customers, and system volume. Same as our prominent connectivity business, we mainly target large institutions with our reliable and value-added cloud service features. As seen in the case of Sompo Japan, one of the largest Japanese insurance companies, extensively adopting IIJ GIO to their IT system platforms, we're starting to see the usage of cloud services by some Japanese blue-chips becoming more advanced and conjugated. We also anticipate that BigData trend should encourage the adoption of cloud services. These recent changes in market momentum are certainly tailwinds for IIJ in the middle term," followed Eijiro Katsu, President and COO of IIJ.

"Triggered by our LTE SIM card offerings to consumers, our MVNO business has largely expanded in FY2013. Consumers can enjoy much cheaper smart-phones connectivity with our SIM card services than mobile carriers' expensive services. These MVNO services are relatively new in the Japanese market and we're anticipating further penetration to continue. We're also receiving increasing requirements from large institutions to act as MVNE (Mobile Virtual Network Enabler), asking us to offer our established large MVNO infrastructure. The demands for M2M (Machine to Machine connection) are also continuously expanding. By grasping these business opportunities for both corporate and consumers, we believe we'll be able to have continuous income increase by improving our network utilization," said Katsu.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY102.98 per US$1.00, which was the noon buying rate on March 31, 2014.

"As for systems integration, we continued to see great demands supported by overall Japanese economic recovery. We've acquired several flagship projects to which we jointly offer our network services and systems integration. We believe strong demands for network related systems investment and outsourcing from Japanese corporate should continue and our role to offer total network solutions become more important," continued Katsu.

"For FY2014, we shall devote ourselves to return to strong profit growth. We'd like to pursue on selling profitable monthly recurring revenue services more efficiently, increasing the number of large accounts, implementing stricter control on systems integration profitability and so on. At the same time, we will continuously implement our middle- to long- term growth strategies, including continuous recruitment of employees in aiming to dramatically enlarge our business scale. And also, we'd like to keep looking into M&A opportunities," concluded Katsu.

FY2013 Financial Results Summary

Operating Results Summary
	FY2012	FY2013	YoY %
			Change
	JPY millions	JPY millions
Total Revenues	106,248	114,272	7.6
Network Services	65,232	67,286	3.1
Systems Integration (SI)	37,205	42,469	14.1
Equipment Sales	1,491	1,690	13.4
ATM Operation Business	2,320	2,827	21.8
Total Costs	84,394	93,206	10.4
Network Services	50,692	53,046	4.6
Systems Integration (SI)	30,425	36,510	20.0
Equipment Sales	1,318	1,527	15.8
ATM Operation Business	1,959	2,123	8.3
SG&A Expenses and R&D	14,101	15,343	8.8
Operating Income	7,753	5,723	(26.2)
Income before Income Tax Expense	7,757	6,275	(19.1)
Net income attributable to IIJ	5,301	4,442	(16.2)
Segment Results Summary
	FY2012	FY2013
	JPY millions	JPY millions
Total Revenues	106,248	114,272
Network services and SI business	104,487	111,901
ATM operation business	2,320	2,827
Elimination	559	456
Operating Income (Loss)	7,753	5,723
Network service and SI business	7,629	5,275
ATM operation business	239	578
Elimination	115	130

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

FY2013 Results of Operation

Revenues

Total revenues were JPY114,272 million, up 7.6% YoY.

Network Services revenue was JPY67,286 million, up 3.1% YoY.

Revenues for Internet connectivity services for corporate use were JPY16,585 million, up 3.5% YoY. The increase was mainly due to the increasing demands for mobile and broader bandwidth services. However, revenues were weaker than expected as IP service revenues from certain large network carrier with large IP contracts did not increase as much as we initially targeted for FY2013.

Revenues for Internet connectivity services for home use were JPY6,025 million, up 10.2% YoY. The increase in revenues from our low-priced LTE SIM card offerings covered the decrease in both contracts and revenues from our legacy-type home use internet services. Number of contracts for LTE SIM card offerings reached approximately 139,000 contracts as of March 31, 2014 (approximately 50,000 contracts as of March 31, 2013).

WAN services revenues were JPY25,006 million, down 0.6% YoY. The price down pressure by certain large customers had negative impact on revenues and income despite the continuous increase in revenues from other customers.

Outsourcing services revenues were JPY19,670 million, up 5.9% YoY, mainly due to the increase in revenues of "IIJ GIO Hosting Package Services". However, revenues were weaker than expected as cloud and data center revenues from certain large game providers did not increase as much as we initially targeted for FY2013.

Network Services Revenues Breakdown
	FY2012	FY2013	YoY %
			Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	16,027	16,585	3.5
IP Service[2]	10,217	10,357	1.4
IIJ FiberAccess/F and IIJ DSL/F	3,170	3,147	(0.7)
IIJ Mobile Service[3]	2,401	2,850	18.7
Others	239	231	(3.7)
Internet Connectivity Service (Home Use)	5,466	6,025	10.2
Under IIJ Brand	1,350	2,273	68.3
hi-ho	3,489	3,047	(12.7)
OEM	627	705	12.5
WAN Services	25,168	25,006	(0.6)
Outsourcing Services	18,571	19,670	5.9
Total Network Services	65,232	67,286	3.1

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

Number of Contracts for Connectivity Services
	as of	as of	YoY
	March 31, 2013	March 31, 2014	Change
Internet Connectivity Services (Corporate Use)	114,614	142,655	28,041
IP Service (-99Mbps)	905	847	(58)
IP Service (100Mbps-999Mbps)	401	448	47
IP Service (1Gbps--)	207	271	64
IIJ Data Center Connectivity Service	306	288	(18)
IIJ FiberAccess/F and IIJ DSL/F	48,940	56,384	7,444
IIJ Mobile Service[4]	62,517	83,124	20,607
Others	1,338	1,293	(45)
Internet Connectivity Services (Home Use)	489,223	625,297	136,074
Under IIJ Brand	102,256	171,968	69,712
hi-ho	149,000	155,177	6,177
OEM	237,967	298,152	60,185
Total Contracted Bandwidth	1,218.7Gbps	1,539.3Gbps	320.6

SI revenues were JPY42,469 million, up 14.1% YoY.

Systems construction revenue, a one-time revenue, was JPY18,673 million, up 18.0% YoY. Both number and scale of systems construction projects increased. Systems operation and maintenance revenue, a recurring revenue, was JPY23,796 million, up 11.3% YoY. The increase was mainly due to the continuous demands on "IIJ GIO Component Services." However, systems operation and maintenance revenues were weaker than expected as systems operation and maintenance revenues from certain large game providers did not increase as much as we initially targeted for FY2013.

The orders received for SI and equipment sales for FY2013 totaled JPY48,387 million, up 15.4% YoY. In the breakdown, the orders received for systems construction and equipment sales was JPY21,763 million, up 26.7% YoY, and the orders received for systems operation and maintenance was JPY26,624 million, up 7.6% YoY.

The order backlog for SI and equipment sales as of March 31, 2014 amounted to JPY24,308 million, up 21.1% YoY. In the breakdown, the order backlog for systems construction and equipment sales was JPY5,102million, up 37.8% YoY, and the order backlog for systems operation and maintenance was JPY19,206 million, up 17.3% YoY.

Equipment sales revenues were JPY1,690 million, up 13.4% YoY.

ATM Operation Business revenues were JPY2,827 million, up 21.8% YoY. The increase was in accordance with the continuous increase in the numbers of newly placed ATMs. As of May 15, 2014, 855 ATMs are placed (625 ATMs as of May 15, 2013).

Cost and expense

Total cost of revenues was JPY93,206 million, up 10.4% YoY.

Cost of Network Services revenue was JPY53,046 million, up 4.6% YoY, The increase was mainly due to the increase in network operation related costs, circuit-related costs and personnel-related costs. Gross margin was JPY14,240 million, down 2.1 % YoY and gross margin ratio was 21.2%.

Cost of SI revenues was JPY36,510 million, up 20.0% YoY. The increase was mainly due to the increase in purchasing costs along with the increase in systems construction revenues as well as outsourcing-related and personnel-related costs. Gross margin was JPY5,959 million, down 12.1% YoY and gross margin ratio was 14.0%.

Cost of Equipment Sales revenues was JPY1,527 million, up 15.8% YoY. Gross margin was JPY164 million, down 5.2% YoY and gross margin ratio was 9.7%.

Cost of ATM Operation Business revenues was JPY2,123 million, up 8.3% YoY in accordance with the number of newly placed ATMs. Gross margin was JPY704 million, up 95.2% YoY and gross margin ratio was 24.9%.

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY15,343 million, up 8.8% YoY (JPY14,101 million in FY2012).

Sales and marketing expenses were JPY8,548 million, up 6.1% YoY. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses related to Internet connectivity services for home use.

General and administrative expenses were JPY6,374 million, up 13.2% YoY. The increase was mainly due to the increase in personnel-related expenses, rent expenses and depreciation related to asset retirement obligation, and commission expenses related to the procurement of employees.

Research and development expenses were JPY421 million, up 2.8% YoY.

Operating income

Operating income was JPY5,723 million, down 26.2% YoY.

Other income (expenses)

Other income (expenses) was an income of JPY552 million (an income of JPY4 million for FY2012), mainly due to net gain on other investments of JPY313 million, foreign currency gains of JPY219 million (JPY112 million for FY2012), and interest expense of JPY256 million (JPY287million for FY2012).

Income before income tax expenses

Income before income tax expenses was JPY6,275 million, down 19.1% YoY. (JPY7,757 million for FY2012)

Net Income

Income tax expense was JPY1,795 million (JPY2,608 million for FY2012), including deferred income tax benefit of JPY822 million related to Trust Networks Inc., a subsidiary of IIJ.

Equity in net income of equity method investees was JPY204 million (JPY168 million for FY2012) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY4,684 million, down 11.9% YoY (JPY5,317 million for FY2012).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY242 million mainly related to net income of Trust Networks Inc. (JPY16 million for FY2012).

Net income attributable to IIJ was JPY4,442 million, down 16.2% YoY (JPY5,301 million for FY2012).

FY2013 Financial Condition

Balance Sheets

As of March 31, 2014, the balance of total assets was JPY103,867 million, increased by JPY21,755 million from the balance as of March 31, 2013 (JPY82,111 million as of March 31, 2013).

As for current assets as of March 31, 2014, as compared to the respective balances as of March 31, 2013, cash and cash equivalents increased by JPY10,162 million mainly due to the equity finance in 2Q13, prepaid expense increased by JPY636 million, accounts receivable increased by JPY450 million and inventories increased by JPY369 million. As for noncurrent assets, as compared to the respective balances as of March 31, 2013, other investments increased by JPY2,585 million mainly due to new investments for our business partner and the increase in fair value, and property and equipment increased by JPY3,946 million resulting from the continuous investment mainly for network infrastructure and servers including cloud-related. Guarantee deposits (current and noncurrent) increased by JPY674 million along with our office expansion. As for current liabilities, as compared to the respective balances as of March 31, 2013, accounts payable increased by JPY620 million and income taxes payable decreased by JPY590 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2013, capital lease obligations-current portion increased by JPY248 million to JPY3,753 million and capital lease obligations-noncurrent decreased by JPY767 million to JPY4,603 million.

As of March 31, 2014, the balance of other investments was JPY6,356 million. The breakdown of other investments were JPY3,751 million in available-for-sale securities, JPY2,530 million in nonmarketable equity securities and JPY75 million in other.

As of March 31, 2014, the breakdown of major non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,202 million.

Total IIJ shareholders' equity as of March 31, 2014 was JPY59,912 million, increased by JPY22,305 million from the respective balance as of March 31, 2013, mainly due to the equity finance in 2Q13. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of March 31, 2014 was 57.7%.

Cash Flows

Cash and cash equivalents as of March 31, 2014 were JPY22,421 million compared to JPY12,259 million as of March 31, 2013.

Net cash provided by operating activities for FY2013 was JPY8,787 million compared to net cash provided by operating activities of JPY9,639 million for FY2012 mainly due to the decrease in net income and increase in depreciation and amortization, while the increase in cash inflow from accounts receivable was smaller than the increase in cash outflow from such as accounts payable.

Net cash used in investing activities for FY2013 was JPY10,203 million compared to net cash used in investing activities of JPY5,946 million for FY2012 mainly due to payments for purchase of property and equipment of JPY9,124 million (JPY5,589 million for FY2012), payments for purchase of other investments of JPY1,186 million (JPY468 million for FY2012) and payments of guarantee deposits of JPY689 million (JPY164 million for FY2012).

Net cash provided by financing activities for FY2013 was JPY11,382 million compared to net cash used in financing activities of JPY4,996 million for FY2012, mainly due to proceeds from issuance of common stock of JPY17,271 million net of issuance cost, principal payments under capital leases of JPY3,969 million (JPY3,679 million for FY2012), net repayment of borrowings of JPY1,010 million (net repayment of JPY610 million for FY2012) and dividends payments for FY2012 year-end and FY2013 interim dividends of JPY911 million (JPY709 million for FY2012).

FY2014 Financial Targets

Our financial targets for FY2014 are as follows:

				(JPY in millions)

	Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ
1H FY2014 Target	57,500	2,800	2,700	1,750
Full FY2014 Target	123,000	7,200	7,000	4,500

With the steady recovery of the Japanese economy, IT investment in Japan is expected to continue during FY2014. In mid- to long-term, the ongoing demands to outsource corporate internal IT systems and network including the full use of cloud services would continue to be a great business opportunity, even with the intense competition in such areas. Under such competitive market, in FY2014, we should continue to make various business developments to strengthen our business and competitiveness. We would also improve gross margin for network service and systems integration by further focusing on increasing our stock revenues.

We target revenue of JPY123 billion, up 7.6% YoY. We expect our monthly recurring revenue services to further accumulate including a significant increase in the revenue for consumer LTE SIM card offering, cloud-related revenues to reach approximately JPY13 billion, systems construction revenues to increase and ATM operation business revenues to continuously increase.

We target operating cost and expenses of JPY115.8 billion, up 6.7% YoY. We expect continuous increase in personnel-related expenses, increase in depreciation of network equipment, additional expenses from the relocation of headquarter in the first half of FY2014 and increase in costs related to purchasing and outsourcing in relation to SI revenue growth.

For operating income, we target JPY7.2 billion, up 25.8% YoY. We expect gross margin and gross margin ratio of recurring network services and systems integration to increase along with recurring revenue growth, as well as the profit contribution from our cloud service "IIJ GIO" and ATM operation business.

We target income before income tax expense (benefit) of JPY7.0 billion, up 11.6% YoY, considering interest expenses and others.

We target net income attributable to IIJ of JPY4.5 billion, up 1.3% YoY, considering taxes calculated by a normal statutory rate and income of equity method investees and non-controlling interests.

FY2014 Dividend Forecast

Our FY2014 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2014 Dividend (forecast)	JPY11.00 (forecast)	JP11.00 (forecast)	JPY22.00 (forecast)
FY2013 Dividend (scheduled)	JPY11.00 (paid)	JPY11.00 (scheduled)	JPY22.00 (scheduled)

Based on our Company's Article of Incorporation, we plan to pay our dividend twice a year, at interim and at fiscal year-end. The dividends for interim and fiscal year-end are decided at the Company's board of directors and at the general meeting of shareholders, respectively.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2012	FY2013
	JPY millions	JPY millions
Adjusted EBITDA	15,309	14,546
Depreciation and Amortization[5]	(7,508)	(8,823)
Impairment loss on other intangible assets	(48)	--
Operating Income	7,753	5,723
Other Income (Expense)	4	552
Income Tax Expense	2,608	1,795
Equity in Net Income of Equity Method Investees	168	204
Net income	5,317	4,684
Net loss (income) attributable to noncontrolling interests	(16)	(242)
Net Income attributable to IIJ	5,301	4,442

CAPEX
	FY2012	FY2013
	JPY millions	JPY millions
CAPEX, including capital leases	10,405	12,560
Acquisition of Assets by Entering into Capital Leases	4,816	3,436
Purchase of Property and Equipment	5,589	9,124

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on May 15, 2014.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2014 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2013 and March 31, 2014)

	As of March 31, 2013	As of March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	12,258,872	217,723	22,421,100
Accounts receivable, net of allowance for doubtful accounts of JPY93,934 thousand and JPY53,871 thousand at March 31, 2013 and March 31, 2014, respectively	18,764,703	186,582	19,214,248
Inventories	1,301,684	16,219	1,670,258
Prepaid expenses	2,492,164	30,378	3,128,290
Deferred tax assets —current	1,046,828	13,527	1,392,971
Current portion of guarantee deposits	1,200	14,199	1,462,223
Other current assets, net of allowance for doubtful accounts of JPY10,732 thousand and JPY720 thousand at March 31, 2013 and March 31, 2014, respectively	1,575,518	23,416	2,411,376

Total current assets	37,440,969	502,044	51,700,466
INVESTMENTS IN EQUITY METHOD INVESTEES	1,681,723	20,253	2,085,689
OTHER INVESTMENTS	3,771,262	61,719	6,355,817
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY29,516,394 thousand and JPY34,725,611 thousand at March 31, 2013 and March 31, 2014, respectively	23,025,755	261,910	26,971,485
GOODWILL	5,969,951	57,972	5,969,951
OTHER INTANGIBLE ASSETS —Net	4,791,431	42,134	4,338,944
GUARANTEE DEPOSITS	2,051,449	12,278	1,264,535
DEFERRED TAX ASSETS —Noncurrent	163,773	6,184	636,807
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	898,040	7,310	752,774
Prepaid expenses —Noncurrent	2,201,108	25,570	2,633,154
OTHER ASSETS, net of allowance for doubtful accounts of JPY71,727 thousand and JPY62,800 thousand at March 31, 2013 and March 31, 2014, respectively.	115,805	11,235	1,156,953

TOTAL	82,111,266	1,008,609	103,866,575

	As of March 31, 2013	As of March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	91,280	9,400,000
Long-term borrowings —current portion	1,010,000	9,516	980,000
Capital lease obligations —current portion	3,505,471	36,444	3,753,026
Accounts payable —trade	10,973,120	111,591	11,491,666
Accounts payable —other	949,264	10,200	1,050,429
Income taxes payable	1,669,849	10,483	1,079,480
Accrued expenses	2,266,427	19,941	2,053,550
Deferred income —current	1,806,074	15,155	1,560,603
Other current liabilities	803,902	10,664	1,098,173
Total current liabilities	32,384,107	315,274	32,466,927
LONG-TERM BORROWINGS	980,000	--	--
CAPITAL LEASE OBLIGATIONS —Noncurrent	5,370,365	44,701	4,603,322
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	2,112,085	22,087	2,274,540
DEFERRED TAX LIABILITIES —Noncurrent	412,132	10,613	1,092,863
DEFERRED INCOME —Noncurrent	2,562,208	26,329	2,711,347
OTHER NONCURRENT LIABILITIES	656,191	5,214	536,950
Total Liabilities	44,477,088	424,218	43,685,949
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2013	16,833,847	247,592	25,497,022
—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014
Additional paid-in capital	27,300,325	349,214	35,961,995
Accumulated deficit	(6,399,088)	(27,846)	(2,867,548)
Accumulated other comprehensive loss	263,770	16,632	1,712,786
Treasury stock—758,800 shares and 758,709 shares held by the company at March 31, 2013 and March 31, 2014, respectively	(392,079)	(3,807)	(392,070)

Total Internet Initiative Japan Inc. shareholders' equity	37,606,775	581,785	59,912,185
NONCONTROLLING INTERESTS	27,403	2,606	268,441
Total equity	37,634,178	584,391	60,180,626
TOTAL	82,111,266	1,008,609	103,866,575

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2013 and March 31, 2014)

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	16,027,134	161,052	16,585,175
Internet connectivity services (home use)	5,466,198	58,502	6,024,560
WAN services	25,168,425	242,823	25,005,867
Outsourcing services	18,570,641	191,009	19,670,127
Total	65,232,398	653,386	67,285,729
Systems integration:
Systems construction	15,824,938	181,333	18,673,638
Systems operation and maintenance	21,380,158	231,073	23,795,927
Total	37,205,096	412,406	42,469,565
Equipment sales	1,490,906	16,413	1,690,225
ATM operation business	2,320,086	27,451	2,826,832
Total revenues	106,248,486	1,109,656	114,272,351
COST AND EXPENSES:
Cost of network services	50,692,190	515,108	53,045,814
Cost of systems integration	30,424,802	354,538	36,510,328
Cost of equipment sales	1,318,344	14,825	1,526,618
Cost of ATM operation business	1,959,597	20,617	2,123,168
Total cost	84,394,933	905,088	93,205,928
Sales and marketing	8,058,481	83,003	8,547,693
General and administrative	5,632,430	61,896	6,374,057
Research and development	410,000	4,092	421,361
Total cost and expenses	98,495,844	1,054,079	108,549,039
OPERATING INCOME	7,752,642	55,577	5,723,312
OTHER INCOME (EXPENSE):
Dividend income	47,117	495	51,003
Interest income	25,708	260	26,719
Interest expense	(287,314)	(2,489)	(256,371)
Foreign exchange gains	112,136	2,130	219,381
Net gain on sales of other investments	13,565	1,045	107,655
Net gain on other investments	--	3,043	313,393
Losses on write-down of other investments	(19,788)	--	--
Other -net	112,798	872	89,799
Other income (expense) —net	4,222	5,356	551,579
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	7,756,864	60,933	6,274,891
INCOME TAX EXPENSE	2,607,582	17,434	1,795,305
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	168,065	1,982	204,046

NET INCOME	5,317,347	45,481	4,683,632
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16,693)	(2,344)	(241,395)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	5,300,654	43,137	4,442,237

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		44,306,680
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,572,600		44,361,083
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		88,613,360
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,145,200		88,722,166
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	130.76	0.97	100.26
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	130.65	0.97	100.14
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	65.38	0.49	50.13
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	65.32	0.49	50.07

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New York
 City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2013 and March 31, 2014)

		Internet Initiative Japan Inc. shareholders' equity
	Total equity	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, MARCH 31, 2012	32,696,247	(10,990,348)	(23,533)	41,295,600	16,833,847	(392,079)	27,260,318	8,042
Acquisition and establishment of new consolidated subsidiaries	2,688							2,688
Stock-based compensation	40,007						40,007
Comprehensive income （loss):
Net Income	5,317,347	5,300,654						16,693
Other Comprehensive income (loss), net of tax	287,283		287,303					(20)

Total comprehensive income	5,604,630
Dividends paid	(709,394)	(709,394)
BALANCE, MARCH 31, 2013	37,634,178	(6,399,088)	263,770	41,295,600	16,833,847	(392,079)	27,300,325	27,403
Acquisition of noncontrolling interests in consolidated subsidiaries	--		61			53	99	(213)
Issuance of common stock, net of issuance cost	17,271,204			5,400,000	8,661,600		8,609,604
Issuance of common stock upon exercise of stock options	3,151			2,200	1,575		1,576
Stock-based compensation	50,391						50,391
Comprehensive income （loss):
Net Income	4,683,632	4,442,237						241,395
Other Comprehensive income (loss), net of tax	1,448,811		1,448,955					(144)

Total comprehensive income:	6,132,443
Dividends paid	(910,697)	(910,697)
Purchase of treasury stock	(44)					(44)
BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	46,697,800	25,497,022	(392,070)	35,961,995	268,441

(For the fiscal year ended March 31, 2014 (In USD))

		Internet Initiative Japan Inc. shareholders' equity
	Total equity	Accumulated deficit	Accumulated other comprehensive income	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital	NON CONTROLLING INTERESTS
	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, MARCH 31, 2013	365,451	(62,139)	2,561	41,295,600	163,467	(3,807)	265,103	266
Acquisition of noncontrolling interests in consolidated subsidiaries	--		1			0	2	(3)
Issuance of common stock, net of issuance cost	167,714			5,400,000	84,110		83,604
Issuance of common stock upon exercise of stock options	31			2,200	15		16
Stock-based compensation	489						489
Comprehensive income （loss):
Net Income	45,481	43,137						2,344
Other Comprehensive income (loss), net of tax	14,069		14,070					(1)

Total comprehensive income:	59,550
Dividends paid	(8,844)	(8,844)
Purchase of treasury stock	(0)					(0)
BALANCE, MARCH 31, 2014	584,391	(27,846)	16,632	46,697,800	247,592	(3,807)	349,214	2,606

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2013 and March 31, 2014)

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	5,317,347	45,481	4,683,632
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,507,808	85,677	8,822,981
Impairment loss on intangible assets	48,000	--	--
Provision for retirement and pension costs, less payments	213,963	2,200	226,599
Reversal of allowance for doubtful accounts	(10,712)	(456)	(46,935)
Loss on disposal of property and equipment	14,638	811	83,487
Net gain on sales of other investments	(13,565)	(1,045)	(107,655)
Net gain on other investments	--	(3,043)	(313,393)
Impairment of other investments	19,788	--	--
Foreign exchange gains, net	(55,983)	(1,262)	(129,916)
Equity in net income of equity method investees	(168,065)	(1,981)	(204,046)
Deferred income tax benefit	(527,128)	(6,796)	(699,826)
Others	39,377	694	71,448
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(2,906,215)	(3,325)	(342,391)
Decrease in net investment in sales-type lease ―noncurrent	37,406	1,411	145,266
Increase in inventories	(492,022)	(3,550)	(365,533)
Increase in prepaid expenses	(635,031)	(5,951)	(612,802)
Increase in other current and noncurrent assets	(1,295,279)	(17,493)	(1,801,403)
Increase in accounts payable	1,881,105	4,631	476,860
Decrease in income taxes payable	(545,914)	(5,776)	(594,782)
Increase in deferred income ―noncurrent	1,015,049	888	91,462
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	194,201	(5,789)	(596,174)
Net cash provided by operating activities	9,638,768	85,326	8,786,879
INVESTING ACTIVITIES:
Purchases of property and equipment	(5,588,815)	(88,600)	(9,123,998)
Proceeds from sales of property and equipment	543,978	4,431	456,330
Purchases of available-for-sale securities	(48,903)	(1,627)	(167,545)
Purchases of other investments	(467,622)	(11,517)	(1,185,985)
Investment in an equity method investee	(100,000)	(1,941)	(199,920)
Proceeds from sales of available-for-sale securities	--	3,805	391,814
Proceeds from sales of other investments	109,944	3,416	351,740
Payments of guarantee deposits	(164,417)	(6,690)	(688,902)
Refund of guarantee deposits	17,349	196	20,233
Payments for refundable insurance policies	(737)	(182)	(18,787)
Refund from insurance policies	--	156	16,026
Acquisition of a newly controlled company, net of cash acquired	(229,058)	--	--
Other	(17,620)	(522)	(53,766)
Net cash used in investing activities	(5,945,901)	(99,075)	(10,202,760)

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	71,000	2,428	250,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,081,000)	(12,235)	(1,260,000)
Principal payments under capital leases	(3,678,940)	(38,539)	(3,968,724)
Net increase in short-term borrowings with initial maturities less than three months	400,000	--	--
Proceeds from issuance of stock to minority shareholders	2,570	--	--
Dividends paid	(709,394)	(8,844)	(910,697)
Proceeds from issuance of common stock, net of issuance cost	--	167,714	17,271,204
Other	--	1	109
Net cash provided by (used in) financing activities	(4,995,764)	110,525	11,381,892

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	24,945	1,906	196,217

NET INCREASE （DECREASE) IN CASH AND CASH EQUIVALENTS	(1,277,952)	98,682	10,162,228
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,536,824	119,041	12,258,872
CASH AND CASH EQUIVALENTS, END OF YEAR	12,258,872	217,723	22,421,100

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	287,158	2,493	256,722
Income taxes paid	3,527,987	26,294	2,707,784

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,816,248	33,368	3,436,245
Facilities purchase liabilities	949,264	10,200	1,050,429
Asset retirement obligation	26,620	1,601	164,833
Acquisition of a company:
Assets acquired	404,139	--	--
Liabilities assumed	104,321	--	--
Noncontrolling interests	118	--	--
Cash paid	(299,700)	--	--
Cash acquired	70,642	--	--
Acquisition of a newly controlled company, net of cash acquired	(229,058)	--	--

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

4th Quarter FY2013 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2013　(3 months) consolidated financial results (unaudited, for the 3 months ended March 31, 2014).

Operating Results Summary

	4Q12	4Q13	YoY % Change
	JPY millions	JPY millions
Total Revenues:	29,558	31,526	6.7
Network Services	16,717	16,984	1.6
Systems Integration (SI)	11,604	13,273	14.4
Equipment Sales	623	512	(17.9)
ATM Operation Business	614	757	23.3
Cost of Revenues:	23,229	25,977	11.8
Network Services	12,720	13,282	4.4
Systems Integration (SI)	9,431	11,684	23.9
Equipment Sales	569	465	(18.3)
ATM Operation Business	509	546	7.3
SG&A Expenses and R&D	3,619	4,036	11.5
Operating Income	2,710	1,513	(44.2)
Income before Income Tax Expense	2,811	1,649	(41.3)
Net Income attributable to IIJ	2,188	1,518	(30.6)
Network Service Revenue Breakdown
	4Q12	4Q13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	4,244	4,085	(3.7)
IP Service	2,782	2,539	(8.8)
IIJ FiberAccess/F and IIJ DSL/F	773	779	0.9
IIJ Mobile Service	629	709	12.8
Others	60	58	(3.0)
Internet Connectivity Service (Home Use)	1,356	1,628	20.1
Under IIJ Brand	382	696	82.2
hi-ho	811	749	(7.7)
OEM	163	183	12.5
WAN Services	6,288	6,220	(1.1)
Outsourcing Services	4,829	5,051	4.6
Network Services Revenues	16,717	16,984	1.6

Reconciliation of Non-GAAP Financial Measures (4th Quarter FY2013 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q12	4Q13
	JPY millions	JPY millions
Adjusted EBITDA	4,722	3,832
Depreciation and Amortization	(1,964)	(2,319)
Impairment loss on other intangible assets	(48)	--
Operating Income	2,710	1,513
Other Income (Expense)	101	136
Income Tax Expense	653	(47)
Equity in Net Income (loss) of Equity Method Investees	36	13
Net income	2,194	1,709
Net Loss (Income) attributable to non-controlling interests	(6)	(191)
Net Income attributable to IIJ	2,188	1,518

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q12	4Q13
	JPY millions	JPY millions
CAPEX, including capital leases	1,953	2,697
Acquisition of Assets by Entering into Capital Leases	774	801
Purchase of Property and Equipment	1,179	1,896

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2013 and March 31, 2014)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	4,244,105	39,674	4,085,649
Internet connectivity services (home use)	1,355,560	15,807	1,627,764
WAN services	6,288,667	60,399	6,219,920
Outsourcing services	4,829,036	49,048	5,050,931
Total	16,717,368	164,928	16,984,264
Systems integration:
Systems Construction	6,000,759	68,349	7,038,521
Systems Operation and Maintenance	5,603,166	60,539	6,234,333
Total	11,603,925	128,888	13,272,854
Equipment sales	623,603	4,974	512,236
ATM operation business	613,500	7,346	756,554
Total revenues	29,558,396	306,136	31,525,908
COST AND EXPENSES:
Cost of network services	12,720,525	128,976	13,281,985
Cost of systems integration	9,431,170	113,461	11,684,188
Cost of equipment sales	568,947	4,511	464,561
Cost of ATM operation business	509,138	5,307	546,532
Total cost	23,229,780	252,255	25,977,266
Sales and marketing	2,027,664	21,383	2,201,980
General and administrative	1,485,233	16,785	1,728,538
Research and development	105,940	1,025	105,561
Total cost and expenses	26,848,617	291,448	30,013,345
OPERATING INCOME	2,709,779	14,688	1,512,563
OTHER INCOME (EXPENSE):
Dividend income	2,604	27	2,744
Interest income	5,819	78	8,049
Interest expense	(69,417)	(605)	(62,263)
Foreign exchange gains	124,841	163	16,783
Net gain on other investments	--	1,369	140,970
Other—net	37,272	297	30,613
Other expense — net	101,119	1,329	136,896
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	2,810,898	16,017	1,649,459
INCOME TAX EXPENSE (BENEFIT)	653,414	(450)	(46,385)
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	36,377	125	12,842

NET INCOME	2,193,861	16,592	1,708,686
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(5,492)	(1,850)	(190,519)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,188,369	14,742	1,518,167

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES	40,536,800		45,939,091
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES	40,583,800		45,998,489
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		91,878,182
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,167,600		91,996,978
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	53.98	0.32	33.05
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	53.92	0.32	33.00
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	26.99	0.16	16.52
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	26.96	0.16	16.50

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New York
 City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2013 and March 31, 2014)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,193,861	16,592	1,708,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,964,291	22,517	2,318,779
Impairment loss on other intangible assets	48,000	--	--
Provision for retirement and pension costs, less payments	48,701	522	53,784
Reversal of allowance for doubtful accounts and advances	(10,570)	(11)	(1,127)
Loss on disposal of property and equipment	10,045	700	72,044
Net gain on sales of other investments	--	(1,369)	(140,970)
Foreign exchange losses (gains), net	(38,699)	247	25,478
Equity in net income of equity method investees	(36,377)	(125)	(12,842)
Deferred income tax benefit	(679,103)	(10,588)	(1,090,417)
Others	26,224	174	17,881
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(3,341,586)	(23,499)	(2,419,892)
Decrease (increase) in net investment in sales-type lease ―noncurrent	(202,461)	367	37,794
Decrease in inventories	489,685	8,239	848,410
Decrease in prepaid expenses	757,088	8,245	849,097
Increase in other current and noncurrent assets	(716,734)	(10,090)	(1,039,069)
Increase in accounts payable	1,821,357	11,988	1,234,546
Increase in income taxes payable	1,274,354	8,726	898,628
Increase in deferred income ―noncurrent	238,400	970	99,854
Decrease in accrued expenses, other current and noncurrent liabilities	(87,505)	(3,941)	(405,831)

Net cash provided by operating activities	3,758,971	29,664	3,054,833
INVESTING ACTIVITIES:
Purchases of property and equipment	(1,178,696)	(18,415)	(1,896,347)
Proceeds from sales of property and equipment	71,272	2,135	219,831
Purchases of available-for-sale securities	(7,653)	(670)	(69,051)
Purchases of other investments	(60,620)	(565)	(58,154)
Investment in an equity method investee	--	(1,941)	(199,920)
Proceeds from sales of other investments	17,310	3,221	331,740
Payments of guarantee deposits	(77,463)	(73)	(7,524)
Refund of guarantee deposits	1,986	121	12,415
Payments for refundable insurance policies	(183)	(137)	(14,090)
Other	(8,002)	(404)	(41,557)
Net cash used in financing activities	(1,242,049)	(16,728)	(1,722,657)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(938,318)	(9,970)	(1,026,718)
Other	--	1	150
Net cash used in financing activities	(938,318)	(9,969)	(1,026,568)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	31,972	128	13,142

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,610,576	3,095	318,750
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,648,296	214,628	22,102,350
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	12,258,872	217,723	22,421,100

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY102.98 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2014 ("FY2013") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2014
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2014
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Scheduled date for annual general shareholder's meeting: June 25, 2014
Scheduled date for dividend payment: June 26, 2014
Scheduled date for filing of annual report (Yuka-shoken-houkokusho) to Japan's regulatory organization: June 27, 2014
Supplemental material on annual results: Yes
Presentation on annual results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2014
(April 1, 2013 to March 31, 2014)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal Year Ended March 31, 2014	114,272	7.6	5,723	(26.2)	6,275	(19.1)	4,442	(16.2)
Fiscal Year Ended March 31, 2013	106,248	9.2	7,753	22.0	7,757	29.8	5,301	45.6

(Note1) Total comprehensive income attributable to IIJ				Fiscal Year Ended March 31, 2014: JPY5,891 million (up 5.4% YoY)
				Fiscal Year Ended March 31, 2013: JPY5,588 million (up 50.9% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share	Net Income attributable to IIJ to Total Shareholders' Equity	Income before Income Tax Expense to Total Assets	Total Revenues Operating Margin Ratio
	JPY	JPY	%	%	%
Fiscal Year Ended March 31, 2014	100.26	100.14	9.1	6.7	5.0
Fiscal Year Ended March 31, 2013	130.76	130.65	15.1	10	7.3

(Reference) Equity in net income of equity method investees			Fiscal Year Ended March 31, 2014: JPY204 million
			Fiscal Year Ended March 31, 2013: JPY168 million
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share would have been calculated as if the stock split were conducted at the beginning of the fiscal year ended March 31, 2013.
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets	Total IIJ Shareholders' Equity per Share
	JPY millions	JPY millions	JPY millions	%	JPY
As of March 31, 2014	103,867	60,181	59,912	57.7	1,304.17
As of March 31, 2013	82,111	37,634	37,607	45.8	927.72

(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2014	8,787	(10,203)	11,382	22,421
Fiscal year ended March 31, 2013	9,639	(5,946)	(4,996)	12,259

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total	Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2013	--	1,750	--	10.00	1,760.00	760	14.3	2.2
Fiscal Year Ended March 31, 2014	--	11.00	--	11.00	22.00	1,011	21.9	2.0
Fiscal Year Ending March 31, 2015 (forecast)	--	11.00	--	11.00	22.00		22.5
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. 2Q-end dividend (interim dividend) for the fiscal year ended March 31, 2013 does not take the stock split into consideration. The dividends for 2Q-end and the total dividend for the fiscal year ended March 31, 2013 would have been JPY8.75 and JPY18.75 respectively if the stock split were conducted at the beginning of the fiscal year ended March 31, 2013.
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015
(April 1, 2014 through March 31, 2015)								(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2014	57,500	5.7	2,800	(6.9)	2,700	(19.3)	1,750	(20.6)	38.09
Fiscal Year Ending March 31, 2015	123,000	7.6	7,200	25.8	7,000	11.6	4,500	1.3	97.96

* Notes
(1) Changes in Significant Subsidiaries for the Fiscal Year Ended March 31, 2014
(Changes in significant subsidiaries for the Fiscal Year Ended March 31, 2014 which resulted in changes in scope of consolidation): None
(2) Changes in Significant Accounting and Reporting Policies for the Consolidated Financial Statements
1) Changes due to the revision of accounting standards: No
2) Others: No
(3) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of March 31, 2014: 46,697,800 shares
As of March 31, 2013: 41,295,600 shares
2) The number of treasury stock:
As of March 31, 2014: 758,709 shares
As of March 31, 2013: 758,800 shares
3) The weighted average number of shares outstanding:
For the Fiscal Year Ended March 31, 2014: 44,306,680 shares
For the Fiscal Year Ended March 31, 2013: 40,536,800 shares
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Number of shares outstanding (shares of common stock) in the above would have been calculated as if the stock split were conducted at the beginning of the fiscal year ended March 31, 2013.

[English Translation]

May 15, 2014

Company name: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Internet Initiative Japan Inc.

Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5259-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2014)
Name	Relationship	Its Ownership Percentage (%)	Securities Exchanges where its Shares are Listed
Nippon Telegraph and Telephone Corporation ("NTT")	IIJ is NTT's affiliate company	26.4	Tokyo Stock Exchange (First Section)
		(4.4)	New York Stock Exchange

(Notes) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

2. Position of the Listed Company (IIJ) within NTT Group and other relationships
a) Position of the Listed Company (IIJ) within NTT Group
The ownership percentage by NTT, which is IIJ's largest shareholder, was 26.4% as of March 31, 2014, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.
b) Personal Relationships with NTT Group
IIJ's board of directors consists of 12 members including 4 outside directors as of May 15, 2014. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (General Manager of Business Planning Division of NTT), and also an outside company auditor of NTT Urban Development Corporation. However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.
3. Business Relationship with NTT Group
IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of IIJ's access circuits as well as services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of IIJ's domestic and international backbones. The amount paid to NTT East and West, and to NTT Communications for their telecommunication circuits was JPY1,478 million and JPY3,260 million, respectively for the fiscal year ended March 31, 2014.
IIJ leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services to IIJ's customers. The amount paid to NTT Group related to the lease of Internet data center facilities were JPY1,607 million for the fiscal year ended March 31, 2014.
4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group
Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.
CONTACT: IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir